SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                              _______________

                              SCHEDULE 14D-1
                             AMENDMENT NO. 3
                          TENDER OFFER STATEMENT
     PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                     AND
                               SCHEDULE 13D
                             AMENDMENT NO. 3
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              _____________
                            REVCO D.S., INC.
                       (Name of Subject Company)
                              _____________

                          RITE AID CORPORATION
                      OCEAN ACQUISITION CORPORATION
                                (Bidders)
                              _____________

                 COMMON STOCK, PAR VALUE, $.01 PER SHARE
                     (Title of Class of Securities)
                              _____________

                               761339 10 0
                  (CUSIP Number of Class of Securities)
                            _________________

                        FRANKLIN C. BROWN, ESQ.
           EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL COUNSEL
                         RITE AID CORPORATION
                            30 HUNTER LANE
                    CAMP HILL, PENNSYLVANIA  17011
                      TELEPHONE: (717) 761-2633
      (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Bidders)

     With a Copy to:

     NANCY A. LIEBERMAN, ESQ.
     SKADDEN, ARPS, SLATE, MEAGHER & FLOM
     919 THIRD AVENUE
     NEW YORK, NEW YORK  10022
     TELEPHONE:  (212) 735-3000
     _______________

                Ocean Acquisition Corporation, a Delaware corporation

              (the "Purchaser") and a wholly owned subsidiary of Rite Aid Corporation, a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Statement on Schedule 14D-
          1 (the "Schedule 14D-1"), filed with the Securities Exchange Commission (the "Commission") on December 4, 1995, with respect to the Purchaser's offer to purchase 35,144,833 shares of common stock, par value $.01 per share (the "Shares"), of Revco D.S., Inc., a Delaware corporation (the "Company"), at a price of $27.50 per Share, net to the seller in cash, (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Amendment No. 3 to the Schedule 14D-1 also constitutes Amendment No. 3 to the Statement on Schedule 13D of the Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of
          Schedule 14D-1.

          ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

               (a)(11)   Form of Memorandum and Direction Form
          Regarding Employee Stock           Purchase Plan.


                                   SIGNATURES
               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  December 18, 1995     RITE AID CORPORATION

                                        By:  /s/ Martin L. Grass

                                           Name: Martin L. Grass
                                           Title: Chairman of the Board and
                                                  Chief Executive Officer


                                        OCEAN ACQUISITION CORPORATION

                                        By: /s/ Martin L. Grass

                                           Name:  Martin L. Grass
                                                Title:  President


                                  EXHIBIT INDEX

          EXHIBIT
          NUMBER    DESCRIPTION

          (a)(11)        Form of Memorandum and Direction Form
                         Regarding Employee Stock Purchase Plan.